The BOW Enterprises LLC
Financial Statements
September 30, 2024

<u>With Independent Accountant's Review Report Thereon</u>

The BOW Enterprises LLC

Table of Contents



<u>Independent Accountant's Review Report</u>

To the Members,
The BOW Enterprises LLC
Washington, DC

We have reviewed the accompanying financial statements of The BOW Enterprises LLC, which comprise the balance sheet as of September 30, 2024, and the related statements of income, member's equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of The BOW Enterprises LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

NITYA, LLC

Columbia, Maryland
Date: 5th December 2024

8860 Columbia 100 Pkwy - Suite 104 | Columbia, MD 21045 | www.nityacpa.com |
Phone (443) 259-0091 | Fax: (410) 730-7555

A C C O U N T I N G | T A X | C O N S U L T I N G

The BOW Enterprises LLC
Balance Sheet
As of September 30, 2024

Current Assets

Cash and cash equivalents	$	754,421
Other assets		
Loan to BOW Fund		75,000
Total Other assets		75,000
Total Assets		**829,421**

Liabilities and Members Equity

Current Liabilities		
Due to BOW Fund		10,000
Due to BOW Collective		30,399
Total Current Liabilities		40,399
Equity		
Members Equity		789,022
Total Equity		789,022
Total Liabilities and Members Equity	$	**829,421**

The BOW Enterprises LLC
Statement of Income
For nine months ended September 30, 2024

Revenue

Revenue

$ -

Total Revenue   -

Gross Profit   -

Operating expense

Operating Expense	
Advisory & Consulting	10,000
Memberships & Subscriptions	10,000
Liability Insurance	1,503
Management Fees	6,600
Accounting Fees	9,975
Legal Fees	85,243
Office Expenses	256
Payroll Expenses	148,872
Travel Expenses	10,751
Total Operating expense	283,200

Net Income/(Loss) before taxes   (283,200)

Provision for Income Taxes   -

Net Income/(Loss) $ (283,200)

The BOW Enterprises LLC
Statement of Member's Equity
September 30, 2024

	Member's Equity
Balances, beginning of year	$ -
Contributions from Member	1,072,223
Net Income/(Loss)	(283,200)
Balances, as of September 30, 2024	$ 789,022

The BOW Enterprises LLC
Statement of Cash Flows
For nine months ended September 30, 2024

Cash flows from operating activities:

    Net Income/(Loss)   **$ (283,200)**

    Net cash provided by (used in) operating activities   (283,200)

Cash flows from investing activities:
        Purchases of property and equipment   -

    Net cash provided by (used in) investing activities   -

Cash flows from financing activities:
        Loan to Bow Fund   (75,000)
        Loan from BOW Fund   30,399
        Loan from BOW Collective   10,000
        Member Contributions   1,072,223

    Net cash provided by (used in) financing activities   1,037,622

Net increase (decrease) in cash   754,421

Cash at beginning of year   -

Cash at end of year   **$ 754,421**

Note 1:   Organization

The BOW Enterprises LLC (the "Company") is headquartered in Washington, DC and was organized on March 12, 2024, under the laws of the State of Delaware. The Company provides professional services and strategic investment opportunities designed to foster business growth and accelerate Black wealth globally.

The BOW Enterprises LLC is a wholly owned subsidiary of BOW Holdings LLC. BOW Holdings LLC is a Delaware limited liability company established in March of 2024. The company's purpose is to provide investment opportunities to black owned businesses.

Note 2:   Summary of Significant Accounting Policies

This summary of significant accounting policies of The BOW Enterprises LLC (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have consistently applied in preparation of the financial statements.

Basis of Accounting

The Company uses the accrual basis of accounting for the preparation of their financial statements and cash basis of accounting for preparation of its income tax returns. Under the accrual method, income is recognized when earned, even though not actually received and expenses are recognized when incurred, whether they have been paid. The accompanying financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (U.S. GAAP).

Principles of Consolidation

The consolidated financial statements include the accounts of The BOW Enterprises LLC, and its 100% parent, BOW Holdings LLC, (collectively referred to as the "Company"). All intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations

The Company's mission is to address the unique challenges faced by Black women in business, providing comprehensive support across design, technical, and strategic domains to promote success, innovation, and leadership. BOW Enterprises aims to redefine business excellence and establish itself as a global leader in Black women's business advancement.

Adoption of New Accounting Standard

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance under Generally Accepted Accounting Principles in the United States (U.S. GAAP). The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

Cash and Cash Equivalents

For purposes of financial statement presentation, the Company considers all highly liquid debt instruments with initial maturities of ninety days or less to be cash equivalents. The Company maintains cash balances which may exceed federally insured limits. Management does not believe that this results in any significant credit risk.

Accounts Receivable

Receivables are stated at amounts estimated by management to be the net realizable value. The Company charges off accounts receivable when it becomes apparent based on age or customer circumstances that amounts will not be collected.

Unbilled receivables represent items incurred and estimated fees on contracts for which billings have not been presented to customers. When billed, are included in accounts receivable.

Allowance for Doubtful Accounts

The Company evaluates the adequacy of the allowance for doubtful accounts on a periodic basis. The evaluation includes historical trends in collections, management's judgment of the probability of collecting accounts, and management's evaluation of business risk. At September 30, 2024,the company has not accumulated any accounts receivable.

Prepaids

The company records prepaid expenses as an asset where the estimated useful benefit is 1 year or less. Prepaid expenses are costs that have been paid but are not yet used up or have not yet expired. As the amount expires, the current asset is reduced, and the amount of the reduction is reported as an expense on the income statement.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. The Company has a capitalization policy of over $1,000 and a useful life of greater than one year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Revenue

Deferred revenue represents revenues collected but not yet earned as of September 30, 2024. This is primarily composed of revenue from the sale of software licenses paid for in advance. Revenue is recognized on a straight-line basis, consistent with the use of the software licenses.

Income Taxes

The Company is organized as a Limited Liability Company (LLC) and has elected to be treated as a pass-through entity for federal and applicable state income tax purposes. Under this election, the members of the LLC individually report their pro rata share of the Company's items of income, deductions, losses, and credits on their personal income tax returns. Consequently, the Company itself is not subject to federal or state income taxes, except in jurisdictions that do not recognize LLC pass-through treatment. The Company does not anticipate any reasonably possible changes within the next twelve months that would have a material impact on the financial statements.

Subsequent Events

For the month ended September 30, 2024, management has evaluated subsequent events for potential recognition and disclosure through December 5th, 2024, the date the financial statements were available to be issued.

Note 3:   Concentrations

The Federal Deposit Insurance Corporation (FDIC) insurance is $250,000 in deposits per account owner. At September 30, 2024, the Company had an uninsured cash balance of $254,421. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Note 4:   Contingencies

From time to time, the Company routine litigation may arise in the ordinary course of business. There are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company's financial position.